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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

INSTRUMENTATION LABORATORY S.P.A.
(Name of Subject Company (Issuer))

INSTRUMENTATION LABORATORY S.P.A.
(Name of Person(s) Filing Statement)

American Depositary Shares, Each Representing the Right to Receive One Ordinary Share, par value €0.33
(Title of Class of Securities)

457810109*
(CUSIP Number of Class of Securities)

José Luis Martín
Chief Financial Officer
Instrumentation Laboratory S.p.A
Via Monza 338
20128 Milano
Italy
(+39 02) 252-2200

With copy to:

Timothy E. Peterson, Esq.
Fried, Frank, Harris, Shriver & Jacobson (London) LLP
99 City Road
London EC1Y 1AX
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

☐
Check the box if filing relates solely to preliminary communication made before the commencement of a tender offer.

*
CUSIP Number is for American Depositary Shares. There is no CUSIP Number for Ordinary Shares.

Item 1. Subject Company Information

        The name of the subject company is Instrumentation Laboratory S.p.A., a corporation organized under the laws of the Republic of Italy (the "Company"). The address of the Company's principal executive offices is Viale Monza 338, 20128 Milano, Italy. The Company's telephone number is: +39-02-252-2200. This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates to the Company's American depositary shares ("ADSs" and together with the ordinary shares, the "Shares"), each representing the right to receive one ordinary share of the Company, par value €0.33 per share. As of February 10, 2006, the total number of Shares outstanding was 362,521,088, consisting of 965,426 ADSs (equivalent to the same number of ordinary shares) and 361,555,662 ordinary shares not represented by ADSs.

Item 2. Identity and Background of Filing Person

        The name and business address of the Company, which is the filer of this Schedule 14D-9 and the subject company, are set forth in Item 1 above.

        This Schedule 14D-9 relates to the tender offer by Izasa Distribuciones Técnicas S.A. (the "Offeror"), a corporation organized under the laws of The Kingdom of Spain and a majority owned subsidiary of Grupo CH-Werfen, S.A., a corporation organized under the laws of The Kingdom of Spain (the "Parent"). The Offeror has offered to purchase any and all of the Company's outstanding ADSs. The purchase price for the ADSs will be U.S.$0.98 per ADS, net to the seller in cash, without interest (the "Offer Price"), payable as described in the Offer to Purchase. The offer to purchase ADSs for the Offer Price is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The ADSs are issued pursuant to a deposit agreement entered into in October 1996 between the Company and The Bank of New York, as depositary (the "Deposit Agreement").

Item 3. Past Contacts, Transactions, Negotiations and Agreements

        Except as described below in this Item 3, the Company does not believe that any other transactions or contacts with the Offeror, the Parent or its affiliates creates an actual or potential conflict of interest between the Company or its affiliates and the Offeror, its executive officers, directors or affiliates.

        Directors and Executive Officers.    Currently, three of the four members of the Board of Directors of the Company are also officers and/or directors of either the Offeror or the Parent. The fourth director of the Company is affiliated with the Company. Mr. José Maria Rubiralta, the Chairman of the Board of Directors and the President of the Company, is the representative of one of the Directors of the Offeror and Director of the Parent and is the Chief Executive Officer of the Offeror. Mr. Francisco Rubiralta, the Vice-Chairman of the Board of Directors of the Company, is the representative of one of the directors of the Offeror and Director of the Parent. Mr José Luis Martín, a director who also serves as the Chief Financial Officer of the Company, is also the Chief Financial Officer of the Offeror and the Parent. Mr. Carlos Pascual, a director of the Company who also serves as Senior Vice President, General Manager of Europe, is currently employed by the Parent.

        In addition, Mr. José Manent, Chief Executive Officer of the Company, has been employed by the Parent since 1978.

        Security Ownership.    Currently, the Offeror beneficially owns 361,555,662 ordinary shares, representing approximately 99.7% of the outstanding Shares. Shares beneficially owned by the Offeror are held through its subsidiary, IL Holding S.p.A. The Parent owns 81.63% of the outstanding shares of, and has 100% of the voting power in, the Offeror. The balance of the shares in the Offeror are owned by three Spanish entities that in turn are indirectly wholly owned by the Rubiraltas. During a going-private transaction between November 20, 2000 - February 5, 2001 the Offeror purchased 3,811,547 ordinary shares, increasing the Offeror's ownership in the Company from 60% to 68.5%. On July 1, 2001, the Offeror and its assignee Miscel Holding B.V. agreed to subscribe for all newly issued 46,511,627 ordinary shares in a share capital increase open to all registered shareholders and holders of ADSs (subject to an exemption from the registration requirements under the U.S. securities laws). As a result, the Offeror's ownership in the Company increased from 68.5% to 84.7%. On November 25, 2003, the Offeror and Miscel Holding BV transferred all their ordinary shares to IL Holding S.p.A., an affiliate of the Offeror. On May 26, 2004, IL Holding S.p.A. subscribed for 271,819,984 newly issued ordinary shares in a share capital increase open to all registered shareholders and holders of ADSs (subject to an exemption from the registration requirements under the U.S. securities laws). On October 21, 2005, in connection with the settlement of the lawsuit brought by Bio-Rad Laboratories, Inc ("Bio-Rad"), Bio-Rad transferred 12,250,507 ADSs, representing the same number of ordinary shares, to the Offeror, bringing the Offeror's beneficial ownership to approximately 99.7%. The Offeror paid Bio-Rad a purchase price per ADS of U.S.$0.98. Messrs. José Maria Rubiralta, who is one of the Company's directors and executive officers, and Francisco Rubiralta, who is another of the Company's directors, are brothers. The Rubiraltas together indirectly own 100% of the outstanding stock of the Parent and the other three shareholders of the Offeror. As a result of such ownership, the Rubiraltas would be deemed to beneficially own the ordinary shares owned by the Offeror and its affiliate, IL Holdings, S.p.A. Accordingly, the Rubiraltas effectively control the Company. Neither the Offeror, the Parent or the Rubiraltas, nor any of the directors or officers of the Offeror or the Parent, beneficially owns any ADSs.

        The Company has a share option plan in place with respect to its ordinary shares for the benefit of its senior management and key employees. The granting period for the plan expired on May 5, 2002. The total number of ordinary shares subject to options held by the Company's directors and executive officers as a group was 16,000 on February 10, 2006.

        Creditor Relationship.    As of the fiscal year-end 2003, the Company had significant borrowings from the Parent's affiliates. At that time, €87.7 million was outstanding in the aggregate on these loans. Interest charged on these loans in fiscal years 2003 and 2004 amounted to €5.2 million and €1.6 million, respectively, and the interest rates on the loans floated based on the six-month Euribor plus 320 basis points per annum. On March 29, 2004, IL Holding S.p.A., an affiliate of the Offeror, agreed to subscribe for 271,819,984 of the Company's ordinary shares. In consideration for these ordinary shares, the affiliate of the Offeror, IL Holdings S.p.A., cancelled all of the Company's outstanding debt and a certain portion of the accrued interest owed to the Parent and its affiliates, equaling €89,700,595. The Parent also was the guarantor of the Company's U.S. subsidiary's loan from Heller Healthcare Finance, which loan was fully repaid in May 2005.

        On July 18, 2002, the Company executed as a guarantor a loan agreement with other Parent group companies in favor of the Offeror, relating to a syndicated loan of €100 million granted to the Offeror. On March 24, 2004, the Company executed as a guarantor a loan agreement with other Parent group companies in favor of the Offeror, relating to a syndicated loan of €115 million granted to the Offeror. On April 12, 2005, the Company executed as a guarantor a loan agreement with other Parent group companies in favor of the Offeror, relating to a syndicated loan of €250 million granted to the Offeror, which replaces the 2002 and 2004 syndicated loans described above.

        Related Transactions.    The Company and its subsidiaries purchase from and sell products to the Offeror and affiliates of the Offeror. The Offeror serves as distributor of the Company's products in Spain, Portugal, Argentina and Uruguay. Total purchases from the Offeror and affiliates of the Offeror for the fiscal years 2002, 2003 and 2004, were €13.7 million, €12.7 million and €16.3 million, respectively. In addition, in fiscal years 2003 and 2004 an affiliate of the Offeror charged the Company approximately €2.5 million and €2.1 million, respectively, for software development services. As of the year ended November 30, 2004, the Company had a total of €3.1 million in outstanding receivables from the Offeror and its affiliates and €7.9 million in outstanding commercial payables owing to the Offeror and its affiliates.

        Certain executive officers of the Company historically have been employed by the Offeror and its affiliates and, pursuant to agreements with the Company, have provided services to the Company and its subsidiaries at an hourly rate as agreed between the parties. During the Company's fiscal years 2003 and 2004 the Offeror charged the Company and its subsidiaries approximately €0.5 million and €0.4 million, respectively, in management fees for corporate services provided to the Company and its subsidiaries and for administrative and out-of-pocket expenses incurred in rendering those services.

        The Parent and Beckman Coulter entered into a Strategic Alliance and Cross Distribution Agreement, dated July 28, 1999 (the "Strategic Alliance Agreement"). Pursuant to the Strategic Alliance Agreement, Beckman Coulter is the exclusive distributor of substantially all of the Company's hemostasis products in the United States, Canada, Australia, New Zealand, China and certain other countries. The Company is the exclusive distributor of certain flow cytometry, hematology and particle characterization products of Beckman Coulter in Austria and Italy.

        The Strategic Alliance Agreement also provides the Offeror and certain of its affiliates exclusive distribution rights for the Beckman Coulter products mentioned above in Spain, Portugal and certain other countries. The distribution of these Beckman Coulter products is a significant arrangement for the Offeror and its affiliates. It is likely that, although similar distribution agreements existed before the Parent controlled the Company, the Parent's overall arrangement with Beckman Coulter benefits from the Company's distribution arrangements with Beckman Coulter in the United States.

        Following a resolution of the Board of Directors of the Company on February 23,2005, the entire capital of Instrumentation Laboratory GmbH Austria was transferred to Comesa GmbH, a Parent group company, on April 7, 2005. The price for the sale of the shares was fixed at €3.1 million based on an independent third party appraisal.

Item 4. The Solicitation or Recommendation

        Under Italian law, in connection with a tender offer such as the Offer, the board of directors of a company does not owe a fiduciary duty to the shareholders to approve or disapprove of the tender offer or make any determination with respect to the fairness of the terms of any such tender offer. The Board of Directors of the Company currently consists of four members, three of whom are affiliates of the Offeror. See Item 3 "Directors and Officers" of this Schedule. The Offer has not been approved or disapproved by the Company's Board of Directors. Also, approval of shareholders, including a separate approval by unaffiliated shareholders, is not required for this transaction and is not being sought. Because of potential conflicts of interest resulting from the Offeror's ownership of Shares of the Company and the presence of the Offeror's affiliates on the Board of Directors of the Company, the Company and its Board of Directors is expressing no opinion and remaining neutral with respect to the Offer, and make no recommendation to any holder of Shares whether to tender or refrain from tendering all or any Shares.

        The Company urges shareholders, however, to read carefully the Offer to Purchase, including the section thereof captioned "SPECIAL FACTORS—4. Fairness of the Offer," before making a decision with respect to the Offer.

        To the best of the Company's knowledge, none of the Company or directors and officers of the Company own any ADSs.

Item 5. Persons/Assets Retained, Employed or to be Compensated or Used

        Neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

        The Offeror has retained The Bank of New York as the depositary and information agent in connection with the Offer. The Depositary has not been retained to make solicitations or recommendations in its role as depositary or information agent. In its capacity as information agent, the Depositary will answer questions that ADS holders or their representatives have regarding the Offer. The Depositary will be paid reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under U.S. and Italian securities laws. In addition, the Depositary will receive a surrender and withdrawal fee equal to U.S.$0.02 per ADS surrendered.

        The Offeror estimates that it will incur expenses in connection with the Offer approximately as set forth below:

U.S.$
Legal Fees	250,000
Printing Costs	6,000
Filing Fees	189.22
Miscellaneous (including depositary's and fees and expenses)	30,000

Total	286,189.22

        Except as set forth above, the Parent, the Offeror and the Rubiraltas will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of ADSs pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request only, be reimbursed by the Parent and the Offeror for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Item 6. Interest in Securities of the Subject Company

        Except as set forth below, neither the Company, nor any of its executive officers, directors, affiliates or subsidiaries, has acquired any ADSs in the 60 days prior to the filing of this Schedule 14D-9.

        On October 21, 2005, the Offeror acquired all of the 12,250,507 ADSs of Bio-Rad and three of its directors (or entities beneficially owned by them) in connection with the settlement of a claim that was brought by Bio-Rad in January 2005. The Offeror paid a total purchase price of U.S.$12,000,196.92 for the ADSs, representing a purchase price of approximately U.S.$0.98 per ADS. The Offeror proceeded to cancel the ADSs and register the underlying ordinary shares on the Company's books on December 22, 2005. For further information on the acquisition, see "SPECIAL FACTORS—1. Background of the Offer" in the Offer to Purchase.

Item 7. Purposes of the Transaction and Plans or Proposals

        The Company is not undertaking or engaged in any negotiations in response to the Offer, and there is no transaction, board resolution, agreement in principle or signed contract that has been entered into in response to the Offer, that relates to: (i) a tender offer for, or other acquisition of, the Company's securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary corporate transaction, such as a merger, or reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer or a material amount of assets of the Company or any of its subsidiaries; or (iv) any material changes in the Company's present dividend rate or policy, indebtedness or capitalization.

Item 8. Additional Information to be Furnished

        According to the Offer to Purchase, following the Offer, the Offeror intends, if the necessary requirements are met, to cause the Company to deregister its Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). See "SPECIAL FACTORS—6. Plans for the Company after the Offer" in the Offer to Purchase.

        If the Company terminates the registration of Shares under the Exchange Act, the information the Company is required to furnish to holders of Shares would be reduced to that required under Italian law. See "SPECIAL FACTORS—7. Certain Effects of the Offer" in the Offer to Purchase.

        On January 31, 2006, the Company and the Offeror entered into a letter agreement (the "Letter Agreement") with The Bank of New York (the "Depositary") that includes the following provisions:

        First, the Depositary and the Company agreed to terminate the Deposit Agreement on or about four business days after the cessation of the Offer and, concurrently with such termination, to amend the Deposit Agreement to shorten from one year to 90 days the time period that has to lapse after the termination of the Deposit Agreement before the Depositary may sell the ordinary shares underlying the ADS (the "Surrender Period").

        Second, the Depositary agreed, as soon as practicable after the expiration of the Surrender Period, to offer to sell to the Offeror all the ordinary shares that remain deposited under the Deposit Agreement after the Surrender Period for U.S.$0.98 per share. The Depositary further agreed to promptly notify the Offeror of any offer by a third party to purchase all such ordinary shares at price higher than U.S.$0.98 per share (a "Higher Third-Party Offer") and in such event, to give the Offeror the right to purchase such ordinary shares at a price higher than that offered in the Higher Third-Party Offer. If the Offeror does not exercise its right to purchase the ordinary shares, the Depositary may consummate the Higher Third-Party Offer.

        Third, the Offeror agreed to pay the Depositary a fee of up to U.S.$0.02 per ADS ("Cancellation Fee") upon the surrender by the Offeror of any ADS certificates for the purpose of withdrawal of ordinary shares after the cessation of the Offer. In addition, if the Offeror purchases the deposited ordinary shares pursuant to the Letter Agreement, the Offeror will pay the Depositary the Cancellation Fee for the ADS certificates representing such ordinary shares (i.e., fees that otherwise would be payable by owners of ADSs upon the withdrawal of the net sale proceeds from such sale). The Depositary agreed that it will not charge any ADS holder a cancellation fee or any other similar fee in connection with any surrender of ADS certificates that occurs (i) in connection with the Offer or (ii) subsequent to the purchase by the Offeror of the ordinary shares under the Letter Agreement.

        Fourth, the Company undertook to indemnify the Depositary against any liability or expense that may arise out of or in connection with the fulfillment of the obligations under the Letter Agreement.

        See "SPECIAL FACTORS—3. Negotiations and Contacts" and "—7. Certain Effects of the Offer" in the Offer to Purchase.

Item 9. Material to be Filed as Exhibits

Exhibit Number	Title
(a)	Not applicable.
(e)	Not applicable.
(g)	Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSTRUMENTATION LABORATORY S.P.A.
	By:	/s/ JOSÉ LUIS MARTÍN
	Name:	José Luis Martín
	Title:	Chief Financial Officer
Dated: February 10, 2006

EXHIBIT INDEX

(a)	Not applicable.
(e)	Not applicable.
(g)	Not applicable.

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SIGNATURES
EXHIBIT INDEX